EXHIBIT 10.56

[PTEK Letterhead]

August 6, 2001

Mr. Richard J. Buyens
814 South Bayside Drive
Tampa, FL 33609-3618

Dear Rick:

I would like to extend to you this offer of employment with Ptek Holdings, Inc. (“Ptek”), subject to approval by the Compensation Committee (the “Committee”) of our Board of Directors (the “Board”). If this offer is accepted by you and approved by the Committee, Ptek would enter into an employment agreement with you that would incorporate the following terms and such other terms and conditions as are customary in executive employment agreements (including noncompete, nonsolicitation and confidentiality provisions) and are consistent with the executive employment practices of Ptek.

Title and Role:

You will be employed as President of Global Services of Ptek. In that role, you will have full P&L responsibility for the global operating units of Ptek, including service definition and development, sales and marketing, and customer care. You will report to the President and Chief Operating Officer of Ptek, who, in addition to overseeing your activities, will be responsible for global finance, accounting, tax, legal and regulatory compliance, investor relations, public relations, mergers and acquisitions, strategic investments and ventures, and other centralized holding company services functions. You, the President and Chief Operating Officer of Ptek and I will form the Office of the Chairman. The Office of the Chairman will be responsible for developing Ptek’s strategic plan and yearly budgets, for approval of the Board.

While it is our current intent to operate under the Office of the Chairman structure for the foreseeable future, we understand that you would like to be considered periodically for a larger role within the corporate organization including that of the role of Chief Executive Officer. In that regard, I will recommend that the Board consider an annual performance review of you for your potential promotion to the office of Chief Executive Officer (starting at the end of 2002) and that no Board sanctioned consideration would be given to an alternate candidate without the Board giving equal consideration to your candidacy. If the Board were to select a candidate outside our Office of the Chairman you will be entitled to resign and be treated as if Ptek terminated your employment without cause, with the economic implications as described below.

Your office will be located in the Ptek corporate headquarters in Atlanta, Georgia. Because you will have responsibility for global client services, we would expect that you would spend the appropriate amount of time in the field locations of Ptek’s operating units.

In addition to your role as an executive officer of Ptek, I will submit your name to the Board’s Nominating Committee for consideration of your becoming a member of the Board. If you are appointed or elected to become a member of the Board, you would agree to serve in that capacity. If you leave the employment of Ptek for any reason, you would agree to immediately resign from the Board. Under current policies, as an executive officer you would not be entitled to any additional compensation, equity participation or benefits for service on the Board.

Cash Compensation:

You will be eligible for targeted aggregate cash compensation (“Targeted Compensation”) at the rate of $700,000 for each full calendar year of employment, based on achievement of the Board approved plan and individually assigned management objectives, and you will have the opportunity to earn up to an aggregate cash compensation at the rate of $875,000 per annum, upon the over achievement of all plan objectives, as described below. Payment of the cash compensation will be consistent with the payment scheme applicable to the Chairman and CEO and the President and COO. That payment scheme currently calls for: (i) the payment of 50% of Targeted Compensation as base salary (“Base Salary”) ratably in 26 biweekly payments each year; (ii) the payment of up to 50% of Targeted Compensation as targeted bonus compensation (“Target Bonus”), and (iii) the payment of up to an additional 25% of Targeted Compensation as incentive bonus (“Incentive Bonus”, and together with the Target Bonus, the “Bonus”).

Determination of the amount of Bonus payable and the date of payment of the Bonus would be consistent with the eligibility criteria and payment schedule applicable to the Chairman and CEO and the President and COO. The Bonus plan that you have requested (and which is described below) differs somewhat from the structure currently applicable to the Chairman and CEO and the President of Ptek, but will be submitted to the Committee as part of this offer. Assuming the Committee makes the plan changes applicable to the Chairman and CEO, the President and COO and you, the Bonus plan would allocate 20% of the Bonus payment to achievement of goals for each quarter (for a total of 80%) and 20% to achievement of goals for the entire fiscal year. The goals are currently defined as the achievement of aggregate revenue and EBITDA goals outlined in the Board approved annual plan, with 33% allocated to achievement of revenue targets and 67% allocated to achievement of EBITDA targets. No Bonus is payable for a particular target unless it is achieved at a level of 90% or better. Under the plan as proposed by you, 70% of the allocable Target Bonus would be payable for achievement of between 90% and 94% of the relevant target goal, 85% of the allocable Target Bonus would be payable for achievement of between 95% and 99% of the relevant target goal, and 100% of the allocable Target Bonus would be payable for achievement of 100% up to 104% of the relevant target goal. At 105% up to 109% of target achievement, 50% of the allocable Incentive Bonus would be payable. At 110% or more of target achievement, 100% of the Incentive Bonus would be payable. The Bonus would be currently payable within 45 days following completion of the relevant quarter for which the Bonus is earned (except with respect to the bonus payable for the fourth quarter and the annual goals, which would be payable by March 15 of the year following the end of the fourth quarter). You should understand that the Committee sets the bonus targets each year based on financial criteria that the Committee believes to be relevant to that year. Next year, for example, the Committee may choose to allocate some of the bonus to other criteria, including achievement of earnings or EPS objectives, cash generation objectives or others. In any case, the criteria applicable to you would be consistent with the criteria applicable to the Chairman and CEO and the President and COO.

Consistent with the compensation arrangements applicable to other executive officers of Ptek, your Targeted Compensation will be reviewed by the Committee annually and adjusted upward at the beginning of each full year of employment as determined by the Committee, but in no case less than 5% per annum following your first full year of employment.

Stock Options:

You will be granted a minimum of 750,000 options to purchase Ptek common stock. Because of annual grant limitations contained in the 1995 Stock Plan, you will be granted 500,000 of the options as of your effective date of employment and 250,000 as of January 1, 2002. The exercise price of the options will be the fair market value of the common stock on the date of grant as determined by the Committee of the 1995 Stock Plan. Consistent with options issued to other executive officers of Ptek, the options will vest 1/3 on each of the first, second and third anniversaries of the grant date, or January 1, 2005, whichever is earlier. The options will also be subject to accelerated vesting upon a change of control of Ptek or termination of your employment by Ptek without cause, to the extent described below.

You will be eligible for consideration of the grant of additional options following your first full calendar year of employment.

Change of Control:

Upon a change of control of Ptek, as defined consistent with the definition appearing in the employment agreements of other Ptek executive officers, (a) all unvested stock options that you hold will automatically vest and any restrictions under any restricted stock grants that you may then hold will be automatically lifted, and (b) if you leave the employment of Ptek (other than by being terminated for cause) within 24 months following the change of control, you will be entitled to a cash payment in an amount equal to two times the greater of (i) the Target Compensation for the year in which the change of control occurs, or (ii) the highest actual cash compensation (Base Salary and Bonus) paid by Ptek for any of the two years preceding the year in which the change of control occurs.

Car Allowance:	Consistent with other executive officers of Ptek, you will be entitled to a car allowance of $1,000 per month in addition to your other cash compensation.

Vacation:

You will be eligible to take three weeks of paid vacation per year. Every four months you earn one week. If vacation is earned and not taken, you cannot carry over vacation time into the following year.

Insurance:

You will be eligible for medical and dental insurance under Ptek’s plans starting on the first day of the month following 30 consecutive days of employment. Ptek will reimburse you for any COBRA cost in the transition.

Life Insurance:	You will be entitled to $1,000,000 of term life insurance to be paid for by Ptek.

401(k); ASPP:	You will be entitled to participate in Ptek’s 401(k) plan and Associate Stock Purchase Plan, subject to the terms and conditions of those plans.

Other Benefits:

Ptek will provide you with reasonable reimbursement of club dues, cost of an annual medical exam, and cost of tax planning and tax returns, in a manner consistent with other executive officers of Ptek.

Indemnification:	Ptek will enter into an Indemnification Agreement with you in the same form as other executive officers of Ptek.

Relocation:

Ptek will provide to you a standard relocation package not to exceed $50,000 that will include commissions on the sale of your primary residence, customary closing costs on both ends of the relocation, shipment of household goods and other moving costs. The relocation will be coordinated through Ptek’s designated relocation service. In addition, Ptek will reimburse you for reasonable travel expenses and temporary living expenses during your transition period to Atlanta.

Term; Termination:

The initial term of your employment agreement with Ptek will commence on your first day of active employment with Ptek (expected to be no later than August 15, 2001) and will run through January 1, 2005 (the “Initial Term”), which is coterminous with the current employment agreements of the other members of the Office of the Chairman. Your employment agreement will be extended for successive one-year terms (“Extended Terms”), unless either party notifies the other of the intent not to so renew the term prior to 30 days before the end of the Initial Term or an Extended Term, as applicable.

The employment agreement will be terminated prior to the end of the otherwise applicable Term upon your death, your disability (as defined in other employment agreements of Ptek executive officers), upon determination that you should be terminated for cause (as defined and determined in other employment agreements of Ptek executive officers), or upon notice of either party.

If you terminate your employment or Ptek terminates your employment for cause, you will receive the amount of accrued Base Salary through the date of termination. If your employment is terminated due to death, your estate will receive the amount of accrued and unpaid Base Salary and Bonus earned through the date of death. If your employment is terminated due to your disability, you will receive the amount of accrued and unpaid Base Salary and earned Bonus through the date of your disability and in addition will receive your Base Salary for the greater of 6 months or the remaining Term of your employment. If your employment is terminated by Ptek without cause, (a) you will receive an amount equal to the greater of one times (i) your Targeted Compensation for the year in which such termination occurs or (ii) the highest amount of actual cash compensation (Base Salary and Bonus) paid to you by Ptek during the two years prior to the one in which the termination occurs, and (b) the next tranche of your options that have not yet vested will automatically vest.

Rick, we are excited about the prospect of your joining our team and Jeff Allred and I are personally looking forward to working with you. If you have any questions regarding the above, please call me at (404) 262-8425.

Sincerely, PTEK HOLDINGS, INC.
/s/ BOLAND T. JONES

Boland T. Jones Chief Executive Officer

Accepted:
By:	/s/ RICHARD J. BUYENS

Richard J. Buyens